[GRAPHIC OMITTED]

                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

                      GPC Biotech Reports Financial Results
                 for Third Quarter and First Nine Months of 2004

     o    Cash and equivalents (euro) 144 million on September 30, 2004

     o Quarterly highlights include opening of clinical study to evaluate satraplatin plus radiation therapy in non-small cell lung cancer



Martinsried/Munich (Germany), and U.S. Research Facilities in Waltham/Boston, Mass. and Princeton, N.J., November 9, 2004 - GPC Biotech AG (Frankfurt Stock
Exchange: GPC; TecDAX 30; NASDAQ: GPCB) today reported its financial results for the third quarter and first nine months of 2004.


Revenues decreased 44% to (euro) 9.1 million for the nine months ended September 30, 2004, compared to (euro) 16.4 million for the same period in 2003. As reported in previous releases, GPC Biotech expects a reduction in revenues from technology alliances during 2004 since several of these alliances ended in 2003 and as the Company continues to focus its strategy on discovering and developing new anticancer drugs as opposed to new technology platform alliances. The 2004 revenues were generated from the Company's ongoing alliance with ALTANA Pharma AG to build the ALTANA Research Institute in the U.S.


Research and development (R&D) expenses remained relatively unchanged in the first nine months of 2004 at (euro) 27.7 million compared to (euro) 27.8 million for the same period in 2003. Despite increased drug development activities in 2004, especially related to the Company's lead drug candidate satraplatin, R&D expenses were relatively unchanged compared to the same period in 2003 due to a higher R&D headcount and a milestone payment related to the initiation of the SPARC trial in 2003. In the first nine months of 2004, general and administrative (G&A) expenses increased 10% to (euro) 9.3 million compared to
(euro) 8.4 million for the first nine months of 2003. Non-cash charges for stock options and convertible bonds, which are included in R&D and G&A expenses, were
(euro) 1.7 million in the first nine months of 2004 compared to (euro) 2.2 million for the same period in 2003. The Company's net loss increased 43% to
(euro) (26.1) million in the first nine months of 2004 compared to (euro) (18.2) million for the same period in 2003. Basic and diluted loss per share was (euro) (1.10) compared to (euro) (0.88) for the same period in 2003.


For the three months ended September 30, 2004, revenues were (euro) 2.6 million, compared to (euro) 5.2 million for the same period in 2003. R&D expenses were
(euro) 9.4 million in the third quarter of 2004 (third quarter of 2003: (euro)
10.2 million). G&A expenses were (euro) 3.7 million in the third quarter of 2004 (third quarter of 2003: (euro) 3.0 million). Non-cash charges for stock options and convertible bonds, which are included in R&D and G&A expenses, were (euro)
0.7 million in the third quarter of 2004 (third quarter of 2003: (euro) 0.9 million). Net loss was (euro) (9.8) million in the third quarter of 2004 (third quarter of 2003: (euro) (7.7) million). Basic and diluted loss per share was
(euro) (0.34) in the third quarter of 2004, compared to (euro) (0.37) for the same period in 2003.


As of September 30, 2004, cash, cash equivalents, short-term investments and marketable securities totaled (euro) 144.1 million (December 31, 2003: (euro)
91.7 million), including (euro) 2.6 million in restricted cash. The cash, cash equivalents, short-term investments and marketable securities figure for 2004 includes net proceeds of approximately (euro) 78 million from the Company's financing activities, which were booked in the third quarter. The net cash burn was (euro) 28.9 million for the first nine months of 2004. Net cash burn is derived by adding net cash used in operating activities ((euro) 28.0 million) and purchases of property, equipment and licenses ((euro) 0.9 million). The figures used to calculate net cash burn are contained in the Company's unaudited interim consolidated statements of cash flows for the nine months ended September 30, 2004. Net cash burn was (euro) 10.5 million for the third quarter of 2004, (euro) 9.6 million for the second quarter of 2004 and (euro) 8.8 million for the first quarter of 2004.


"Following the successful re-financing of our Company this summer, we have begun to use the new funds to build the Company's long-term value by systematically investing in our oncology drug pipeline," said Bernd R. Seizinger, M.D., Ph.D., Chief Executive Officer. "As part of our strategy to further enhance the commercial potential of our lead drug candidate, satraplatin, we recently opened for accrual a new clinical trial for satraplatin in combination with radiation therapy in patients with non-small cell lung cancer. We plan to conduct additional clinical trials for satraplatin in a variety of oncology indications and in combination with other anticancer treatments."


Dr. Seizinger continued, "We are also aggressively advancing our two other anticancer drug development programs - the monoclonal antibody 1D09C3 against lymphoid tumors and our novel broad-spectrum cell cycle inhibitor RGB-286199. We have recently completed pre-clinical testing with 1D09C3 and are preparing the necessary information for the regulatory authorities and ethics committees to begin human clinical studies in patients with non-Hodgkin's lymphoma and other types of lymphoid tumors in the near future. The cell cycle inhibitor program is expected to enter human clinical studies in the second half of 2005. We are confident that our achievements for the year to date have put us in a strong position to elevate the Company to the next level in our corporate development."

Key achievements for the year to date
-------------------------------------

Corporate

o Company listed American Depositary Shares on NASDAQ U.S. stock exchange under symbol, GPCB.

o Successful follow-on offering netting proceeds of approximately (euro) 78 million (approximately $95 million).


Lead anticancer drug candidate, satraplatin

o Receipt of Scientific Advice letter from European central regulatory authority, European Agency for the Evaluation of Medicinal Products (EMEA). The same multicenter, multinational trial may be used as the basis for regulatory approval in both the U.S. and Europe.

o Phase I combination study with radiation therapy in non-small cell lung cancer opened for accrual.

o    Pre-clinical data presented at key scientific conferences

     - Demonstrating in vitro efficacy of satraplatin in tumor cells resistant to both TAXOTERE(R) (docetaxel) and to TAXOL(R) (paclitaxel). The Company expects that many of the patients in the SPARC Phase 3 trial will have been pre-treated with and failed on a taxane-based therapy prior to entering the study.

     - Demonstrating potency in killing prostate cancer cells. Several androgen-independent (i.e., hormone-refractory) prostate cancer cell lines were particularly sensitive to satraplatin.

Other development programs

1D09C3 monoclonal antibody -
--------------------------

o Presentation of pre-clinical data demonstrating the efficacy of the antibody against a variety of hematological malignancies.

o Completion of pre-clinical testing with the antibody and ongoing preparation of the necessary information to provide to regulatory authorities and ethics committees to begin human clinical studies.



RGB-286199 cell cycle inhibitor -
-------------------------------

o U.S. patent issued with claims covering RGB-286199, including the composition of matter of a family of cell cycle inhibitors. Claims also include pharmaceutical compositions, as well as methods of treating certain diseases, including cancer.

o Presentation of data showing RGB-286199 results in cell cycle arrest and apoptosis (programmed cell death) in a wide range of tumor cells in culture.

     - RGB-286199 shown to be a potent inhibitor of all known cyclin-dependent kinases involved in controlling various key events during the cell cycle. Compound also shown to selectively inhibit other distinct kinases associated with the development of cancer.

     - In vitro data showing RGB-286199 is active on quiescent tumor cells, in addition to tumor cells actively going through the cell cycle process, while not affecting normal resting cells under similar conditions.

     - Demonstration of in vivo efficacy, including tumor regressions, in various animal models.



Press conference and investor meeting scheduled
-----------------------------------------------

As previously announced, the Company has scheduled a press conference and an investor meeting today in Frankfurt, Germany. Dial-in numbers for the press conference (11:00-12:00 noon CET; in German) and investor meeting (14:00-15:00 CET/8:00-9:00 A.M. EST; in English) follow.


Press conference:

European participants: 0049 (0)69 2222 7111
U.S. participants: 1-866-850-2201 (toll-free)


Investor meeting:
European participants: 0049 (0)69 2222 3105
U.S. participants: 1-866-602-0258 (toll-free)

Please dial in 10 minutes before the beginning of the conferences. Slides accompanying both presentations will be available for downloading from the Company's Web site (www.gpc-biotech.com) shortly before the start of each meeting. Replays of both presentations also will be available via the Company Web site beginning approximately 3 hours after each meeting.


GPC Biotech AG is a biotechnology company discovering and developing new anticancer drugs. The Company's lead product candidate - satraplatin - is currently in a Phase 3 registrational trial as a second-line chemotherapy treatment in hormone-refractory prostate cancer following successful completion of a Special Protocol Assessment by the U.S. FDA and receipt of a Scientific Advice letter from the European central regulatory authority, EMEA. The FDA has also granted fast track designation to satraplatin for this indication. Satraplatin was in-licensed from Spectrum Pharmaceuticals, Inc. Other anticancer programs in development include a monoclonal antibody and a cell cycle inhibitor. The Company is leveraging its drug discovery technologies to elucidate the mechanisms-of-action of drug candidates and to support the growth of its drug pipeline. The Company has formed successful alliances with a number of pharmaceutical and biotechnology firms. For example, the Company has a multi-year alliance with ALTANA Pharma AG to establish the ALTANA Research Institute in the U.S., which provides GPC Biotech with revenues until 2007. GPC Biotech AG is headquartered in Martinsried/Munich (Germany). The Company's wholly owned U.S. subsidiary has research sites in Waltham, Massachusetts and Princeton, New Jersey. For additional information, please visit the Company's Web site at www.gpc-biotech.com.


This press release may contain projections or estimates relating to plans and objectives relating to our future operations, products, or services; future financial results; or assumptions underlying or relating to any such statements; each of which constitutes a forward-looking statement subject to risks and uncertainties, many of which are beyond our control. Actual results could differ materially depending on a number of factors, including the timing and effects of regulatory actions, the results of clinical trials, the Company's relative success developing and gaining market acceptance for any new products, and the effectiveness of patent protection.

TAXOL(R) is a registered trademark of Bristol-Myers Squibb Company. TAXOTERE(R) is a registered trademark of sanofi-aventis Group.

For further information, please contact:

GPC Biotech AG
Fraunhoferstr. 20
82152 Martinsried/Munich, Germany
Phone/Fax: +49 (0)89 8565-2600/-2610
info@gpc-biotech.com

Martin Braendle (ext. 2693)
Senior Manager, Investor Relations & Corporate Communications martin.braendle@gpc-biotech.com

In the U.S.:
Laurie Doyle
Associate Director, Investor Relations & Corporate Communications
Phone: +1 781 890 9007 (ext. 267)
Fax: +1 781 890 9005
laurie.doyle@gpc-biotech.com

Additional Media Contact:
Euro RSCG Life NRP
In NY: Mark Vincent, Vice President
Phone: +1 212 845 4239
mark.vincent@eurorscg.com

Unaudited Interim Consolidated Balance Sheets (U.S. GAAP) in thousand (euro), except share data and per share data

Assets                                                            September 30, 2004    December 31, 2003
----------------------------------------------------------------------------------------------------------
Current assets
  Cash and cash equivalents                                                   61,458               34,947
  Marketable securities and short-term investments                            80,082               54,221
  Accounts receivable                                                            224                  755
  Accounts receivable, related party                                             188                    -
  Prepaid expenses                                                             1,644                1,540
  Other current assets                                                         2,756                2,042
----------------------------------------------------------------------------------------------------------
Total current assets                                                         146,352               93,505


Property and equipment, net                                                    2,896                3,264
Intangible assets acquired in a business combination, net                        478                  613
Other assets, non-current                                                      1,476                1,679
Restricted cash                                                                2,562                2,503
----------------------------------------------------------------------------------------------------------
Total assets                                                                 153,764              101,564


Liabilities and shareholders' equity
----------------------------------------------------------------------------------------------------------
Current liabilities
  Accounts payable                                                               381                  629
  Accrued expenses and other current liabilities                               7,886                6,499
  Current portion of deferred revenue, related party                           2,637                5,238
  Current portion of deferred revenue                                            165                  165
  Current portion of long-term debt                                              128                  128
  Current portion of obligations under capital leases                            241                  308
----------------------------------------------------------------------------------------------------------
Total current liabilities                                                     11,438               12,967


Capital lease obligations, net of current portion                                153                  320
Long-term debt, net of current portion                                           511                  639
Deferred revenues, related party, net of current portion                       3,413                4,875
Convertible bonds                                                              1,428                  884


Shareholders' equity
  Ordinary shares, (euro) 1 non-par, notional value;
   Shares authorized: 51,655,630 as of September 30, 2004
   and 39,255,630 as of December 31, 2003
   Shares issued and outstanding: 28,635,724 as of September 30, 2004
   and 20,754,075 as of December 31, 2003                                     28,636               20,754
  Additional paid-in capital                                                 263,900              190,335
  Subscribed shares                                                                -                  215
  Accumulated other comprehensive loss                                       (2,275)              (2,102)
  Accumulated deficit                                                      (153,440)            (127,323)
----------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                   136,821               81,879
----------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                   153,764              101,564

See accompanying notes to unaudited interim consolidated financial statements.

Unaudited Interim Consolidated Statements of Operations (U.S. GAAP)

                                                      Three months ended September Nine months ended September
                                                                               30,                         30,
in thousand (euro), except share and per share data         2004         2003         2004          2003
---------------------------------------------------------------------------------------------------------------
Collaborative revenues (a)                                      2,591        4,819        9,146         15,632
Grant revenues                                                      -          338            -            734
Total revenues                                                  2,591        5,157        9,146         16,366
Research and development expenses                               9,359       10,230       27,655         27,849
General and administrative expenses                             3,657        3,031        9,295          8,413
Amortization of intangible assets acquired in a
   business combination                                            22          160          147            487
Total operating expenses                                       13,038       13,421       37,097         36,749
---------------------------------------------------------------------------------------------------------------
Operating loss                                               (10,447)      (8,264)     (27,951)       (20,383)
Other income                                                      269          259          799            837
Interest income                                                   736          621        1,825          2,354
Other expenses                                                  (381)        (232)        (717)          (941)
Interest expenses                                                (22)         (38)         (73)          (101)
---------------------------------------------------------------------------------------------------------------
Net loss                                                      (9,845)      (7,654)     (26,117)       (18,234)

Basic and diluted net loss per share, in euro                  (0.34)       (0.37)       (1.10)         (0.88)

Shares used in computing basic and diluted loss per share  28,549,712   20,735,585   23,685,873     20,728,332

---------------
(a) Revenues from related party
Collaborative revenues                                          2,591        4,697        9,146         15,206


See accompanying notes to unaudited interim consolidated financial statements.

Unaudited Interim Consolidated Statements of Cash Flows (U.S. GAAP)

                                                                      Nine months ended September 30,
in thousand (euro)                                                            2004               2003
------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net loss                                                                  (26,117)           (18,234)
Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation                                                               1,217              1,414
  Amortization                                                                 147                487
  Compensation cost for stock option plan and convertible bonds              1,661              2,180
  Accrued interest income on marketable securities and short-term
    investments                                                              (504)              (519)
  Bond premium amortization                                                    373                328
  Loss on disposal of property and equipment                                    56                126
  (Gain)/loss on marketable securities and short-term investments              129              (137)
  Changes in operating assets and liabilities:
    Accounts receivable, related party                                       (188)              (800)
    Accounts receivable                                                        531                193
    Other current assets, current and non-current                            (343)            (1,091)
    Accounts payable                                                         (249)              1,173
    Deferred revenue, related party                                        (4,066)            (5,474)
    Deferred revenue                                                             -              (288)
    Other liabilities and accrued expenses                                   (677)              1,017
------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                     (28,030)           (19,625)

Cash flows from investing activities
Purchases of property, equipment and licenses                                (872)              (426)
Proceeds from sale of marketable securities and short-term investments     26,028             84,494
Purchases of marketable securities and short-term investments             (52,134)           (81,862)
------------------------------------------------------------------------------------------------------
Net cash (used in)/provided by investing activities                       (26,978)              2,206

Cash flows from financing activities
Principal payments under capital lease obligations                           (246)              (526)
Proceeds from issuance of convertible bonds                                    350                517
Payments for cancellation of convertible bonds                                 (4)                  -
Proceeds from equity offering, net of payments for costs of transaction     79,893                  -
Proceeds from exercise of stock options and convertible bonds                1,626                 50
Principal payments of loans                                                  (128)              (128)
------------------------------------------------------------------------------------------------------
Net cash (used in)/provided by financing activities                         81,491               (87)
Effect of exchange rate changes on cash                                         42              (256)
Restricted cash                                                               (14)               (18)
Net increase/(decrease) in cash                                             26,511           (17,780)
Cash and cash equivalents at the beginning of the period                    34,947             39,947
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the period                          61,458             22,167

Supplemental information:
  Cash paid for interest                                                        25                 42
Non-cash investing and financing activities:
  Accrual of costs incurred in connection with equity offering               1,994                  -
  Amounts receivable for convertible bonds granted but not paid in             245                  -


See accompanying notes to unaudited interim consolidated financial statements.

Unaudited Interim Consolidated Statement of Changes in Shareholder's Equity (U.S. GAAP)

                                                                                                        Accumulated
                                     Ordinary shares                                                          Other           Total
                                ----------------------- Additional Paid-  Subscribed   Accumulated    Comprehensive   Shareholders'
in thousand (euro), except share data   Shares     Amount     in Capital      Shares       Deficit           Income          Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2002     20,719,780     20,720        187,781           -     (100,492)            (739)         107,270
------------------------------------------------------------------------------------------------------------------------------------
Components of comprehensive loss:
  Net loss                                                                                (18,234)                         (18,234)
  Change in unrealized gain on
    available-for-sale securities                                                                              (33)            (33)
  Accumulated translation
    adjustments                                                                                               (733)           (733)
                                                                                                                   -----------------
  Total comprehensive loss                                                                                                 (19,000)
Exercise of stock options and
  convertible bonds                     21,225         21             29                                                         50
Compensation costs, stock
  options and convertible bonds                                    2,180                                                      2,180
------------------------------------------------------------------------------------------------------------------------------------
Balance as of September 30, 2003    20,741,005     20,741        189,990           -     (118,726)          (1,505)          90,500
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2003     20,754,075     20,754        190,335         215     (127,323)          (2,102)          81,879
------------------------------------------------------------------------------------------------------------------------------------
Components of comprehensive loss:
  Net loss                                                                                (26,117)                         (26,117)
  Change in unrealized gain on
    available-for-sale securities                                                                             (248)           (248)
  Accumulated translation
    adjustments                                                                                                  75              75
                                                                                                                   -----------------
  Total comprehensive loss                                                                                                 (26,290)
Issuance of shares in equity
   offering                          7,160,000      7,160         70,739                                                     77,899
Exercise of stock options and
  convertible bonds                    721,649        722          1,165       (215)                                          1,672
Compensation costs, stock
  options and convertible bonds                                    1,661                                                      1,661
------------------------------------------------------------------------------------------------------------------------------------
Balance as of September 30, 2004    28,635,724     28,636        263,900           -     (153,440)          (2,275)         136,821
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to unaudited interim consolidated financial statements.

                                 GPC Biotech AG
        Notes to the Unaudited Interim Consolidated Financial Statements


1.   Basis of Presentation

     The accompanying unaudited consolidated financial statements of GPC Biotech AG (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month and nine-month periods ended September 30, 2004 are not necessarily indicative of results to be expected for the full year ending December 31, 2004. The balance sheet at December 31, 2003 has been derived from the audited consolidated financial statements at that date, but does not include all of the information required by U.S. GAAP for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2003.


2.   Loss per Share

     Basic loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed using the weighted average number of common and dilutive common equivalent shares from stock options, warrants and convertible debt using the treasury stock method. For all periods presented, diluted net loss per share is the same as basic net loss per share, as the inclusion of weighted average shares of common stock issuable upon the exercise of stock options, warrants and convertible debt would be antidilutive.


3.   Comprehensive Loss

     Comprehensive loss was (euro) 10,114,000 and (euro) 7,905,000 for the three months ended September 30, 2004 and 2003, respectively. Comprehensive loss was
(euro) 26,290,000 and (euro) 19,000,000 for the nine months ended September 30, 2004 and 2003, respectively. Comprehensive loss is composed of net loss, unrealized gains and losses on marketable securities and cumulative foreign currency translation adjustments. Accumulated other comprehensive loss at September 30, 2004 and 2003 reflected (euro) 403,000 and (euro) 588,000 of unrealized gains on marketable securities and short-term investments, and (euro) 2,678,000 and (euro) 2,093,000 of cumulative foreign currency translation loss adjustments, respectively.

4.   Loans Receivable from Members of the Management Board

     As of September 30, 2004, the aggregate amount of outstanding loans to members of the Management Board and Supervisory Board was (euro) 0. During the three months ended March 31, 2004, loans receivable from two members of the Management Board were fully repaid in the amount of (euro)79,000.


5.   Shareholders' Equity

     On July 2, 2004, the Company successfully concluded a global equity offering of 7,160,000 new shares to current and new shareholders. The new shares began trading on the Frankfurt Stock Exchange and the NASDAQ stock exchange on June 30, 2004. The shares were sold at (euro)12.00 and (euro)12.50 per share and yielded (euro) 81.6 million after deducting underwriters' fees. The offering closed and payment for the shares was received on July 2, 2004. Total costs of the transaction, other than the underwriting discounts and fees, are estimated to be (euro) 3.7 million, of which (euro) 1.7 million had been invoiced as of September 30, 2004. The remaining (euro) 2.0 million were accrued.

     During the nine months ended September 30, 2004, employees and advisors of the Company exercised some of their fully vested options, receiving 353,519 new ordinary shares of the Company.

     During the nine months ended September 30, 2004, convertible bondholders of the Company converted some of their fully vested bonds, receiving 313,500 new ordinary shares of the Company.

     During the nine months ended September 30, 2004, a total of 54,630 subscribed shares were registered and issued resulting in a reclassification of
(euro) 215,000 from subscribed shares to ordinary shares and additional paid-in capital.


6.   Additional Disclosures

     The following disclosures are provided to comply with disclosure requirements of the Exchange Rules of the Frankfurt Stock Exchange.

Number of Employees

As of September 30, 2004 and 2003, the number of employees totalled 167 and 199, respectively.


Shareholdings of Management

As of September 30, 2004, the members of the Management Board and Supervisory Board held shares, options and convertible bonds in the amounts set forth in the table below:

                                                                                                         Number of
                                                           Number of              Number of             convertible
                                                            shares                 options                 bonds
----------------------------------------------------------------------------------------------------------------------
Management Board
----------------------------------------------------------------------------------------------------------------------
Bernd R. Seizinger, M.D., Ph.D.                                      -              1,374,280             600,000 (1)
Elmar Maier, Ph.D.                                             266,000                289,000             191,000 (1)
Sebastian Meier-Ewert, Ph.D.                                   333,200                299,000             230,500 (1)
Mirko Scherer, Ph. D.                                           24,000                429,000             201,000


Supervisory Board
----------------------------------------------------------------------------------------------------------------------
Metin Colpan, Ph.D.                                             14,400                 10,000              15,000
Jurgen Drews, M.D.                                                   -                 38,800              25,000
Michael Lytton                                                       -                 10,000              39,000
Peter Preuss                                                    80,000                      -              30,000
Prabhavathi Fernandes, Ph.D.                                         -                      -              10,000
James Frates                                                     1,000                      -                   -


1 Includes convertible bonds granted, but not issued or paid-in as of September 30, 2004:

         Dr. Seizinger          150,000

         Dr. Maier               90,000

         Dr. Meier-Ewert        100,000